Contact

www.linkedin.com/in/katie-bramlett-b5664a123 (LinkedIn)

Languages

English

Honors-Awards

Inc. 500 (2015)
Inc. 500 (2016)
Inc. 500 (2017)

Katie Bramlett

Co-Founder at WeShape
Santa Cruz, California, United States

Summary

We're shaping a new way in wellness, less about how you look, more about how you feel.

Use our product....
-to connect with your body
-to feel better (more energy, less pain, etc.)

Do NOT use our product....
-to reach a number on the scale
-to reach a body that the toxic exercise culture told you to have

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Experience

WeShape
Co-Founder
January 2022 - Present (11 months)
Santa Cruz, California, United States

Warrior Media, Inc.
7 years 6 months

Co-CEO
June 2021 - December 2021 (7 months)
Santa Cruz, California, United States

Chief Operating Officer
July 2014 - June 2021 (7 years)
Santa Cruz, California

THE SKYLIGHT PLACE, INC.
Co-Owner
July 2014 - June 2021 (7 years)
Capitola, California

Google

Educator
February 2011 - May 2012 (1 year 4 months)
Mountain View, California, United States

Education

San Jose State University
Bachelor's degree · (2006 - 2008)